Exhibit 99.6(b)(2)

ADVANCED SERIES TRUST
AST Fixed Income Portfolio

FORM OF AMENDMENT TO MANAGEMENT AGREEMENT

Amendment to Management Agreement made this [  ] day of February 2022, between Advanced Series Trust (AST), on behalf of its series, the AST Fixed Income Portfolio (the Portfolio), PGIM Investments LLC and AST Investment Services, Inc. (collectively, the Manager).

WHEREAS, AST and the Manager have mutually agreed to revise Schedule A of the Management Agreement, in order reduce the management fee for the Portfolio pursuant to which the Portfolio compensates the Manager for the services provided by the Manager to the Portfolio under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.  The management fee rate schedule for the Portfolio appearing in Schedule A is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Portfolio:

Contractual Management Fee Rate:

0.4825% of average daily net assets to $300 million;

0.4725% on next $200 million of average daily net assets;

0.4625% on next $250 million of average daily net assets;

0.4525% on next $2.5 billion of average daily net assets;

0.4425% on next $2.75 billion of average daily net assets;

0.4125% on next $4 billion of average daily net assets;

0.3925% over $10 billion of average daily net assets

2.  The Management Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

ADVANCED SERIES TRUST

By:

Name: Timothy S. Cronin
Title: President

PGIM INVESTMENTS LLC

By:

Name: Timothy S. Cronin
Title: Senior Vice President

AST INVESTMENT SERVICES, INC.

By:
Name: Timothy S. Cronin
Title: President